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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-25066

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q

|_|  Form N-SAR  |_| Form N-CSR

         For Period Ended:    October 26, 2003
                              -----------------------------------------

|_| Transition Report on Form 10-K  |_| Transition Report on Form 10-Q

|_| Transition Report on Form 20-F  |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

         For the Transition Period Ended:
                                          -----------------------------

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                              ------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    OWOSSO CORPORATION
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Former name if applicable

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Address of principal executive office (Street and number)

22543 Fisher Road, P.O. Box 6660
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City, state and zip code  Watertown, New York, 13601
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                                     PART II
                             RULE 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           | (a)     The reasons described in reasonable detail in Part III of
           |         this form could not be eliminated without unreasonable
           |         effort or expense;
           | (b)     The subject annual report, semi-annual report, transition
           |         report on Form 10-K, 20-F, 11-K Form N-SAR, or Form N-CSR,
           |         or portion thereof will be filed on or before the fifteenth
|X|        |         calendar day following the prescribed due date; or the
           |         subject quarterly report or transition report on Form 10-Q,
           |         or portion thereof will be filed on or before the fifth
           |         calendar day following the prescribed due date; and
           | (c)     The accountant's statement or other exhibit required by
           |         Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The annual report of Owosso Corporation (the "Company") on Form 10-K cannot be filed within the prescribed time period because the Company's audited financial statements have not been completed primarily because the Company has not finalized its goodwill impairment analysis, accordingly the Company's auditors are in the process of completing their audit. Without complete financial statements, the narrative portions of the report on Form 10-K could not be completed. The Company anticipates that its annual report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.



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                                     PART IV
                                OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification:

     George B. Lemmon, Jr.                315                     782-5910
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           (Name)                     (area code)            (Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


[X] Yes  [ ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


[X] Yes [ ] No



The Company expects to report on Form 10-K, when filed, net sales of $17.7 million for fiscal 2003, as compared to net sales of $36.9 million for fiscal 2002, a decrease of 52.0%. A majority of this decline is attributed to the divestiture of the Company's Motor Products subsidiaries during the third quarter of fiscal 2002. However, Stature Electric, the Company's only operating subsidiary, expects to report net sales of $17.7 million for fiscal 2003, as compared to net sales of $21.0 million for fiscal 2002, a decrease of 15.7%.

                  Loss from continuing operations prior to any goodwill impairment adjustment is expected to be $522,000 in fiscal 2003 versus $377,000 in fiscal 2002, exclusive of a $6.1 million on the sale of the Motor Products subsidiaries during fiscal 2002. These adjusted operating results reflect the general softening in the Company's core businesses, production inefficiencies and an increase in selling, general and administrative expenses.

                  The Company expects working capital to be approximately negative $9.5 million at October 26, 2003, as compared to negative $5.4 million at October 27, 2002. This decrease reflects the reclassification of most of the Company's long-term debt to a current liability.

                  The aforementioned results may change upon the completion of the Company's annual audit. In addition, the goodwill impairment adjustment will likely be significant.

                  The Company anticipates its report on From 10-K will be filed within the time prescribed in Part III above.



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                               OWOSSO CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 26,2004               By: /s/ George B. Lemmon, Jr.
                                        ----------------------------------------
                                    Name: George B. Lemmon, Jr.
                                    Title: President and Chief Executive Officer